Exhibit 1

Buenos Aires, November 30, 2015

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Fact (Hecho Relevante) — Issuance
of Commons Shares.

Dear Sirs:

I am writing to the National Securities Commission and the Stock Exchange of Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) to inform as a relevant event that Pampa’s Board of Directors has, on this date, approved the issuance of 381,548,564 common shares as a consequence of the decision to exercise in full the Purchase Options previously issued pursuant to the terms and conditions of the Opportunities Assignment Agreement of  Pampa Holding S.A., as duly informed on November 23, 2015 to the Company by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Attorney-in-fact”), representing the holders of such Purchase Options.

The issuance shall be perfected on December 1, 2015, in consideration of payment of the exercise price fixed for the above mentioned Purchase Options in the amount of U$S 103,018,112.28, corresponding to a strike price of US$S 0.27 per common share, or its equivalent in Argentine Pesos, pursuant to the terms and conditions of the Purchase Option. The common shares shall be issued in full as American Depositary Shares (ADS).

As previously informed, (i) a portion of the shares has already been successfully placed in an international offer by the Attorney-in-fact acting as “underwriter”, and (ii) the remaining ADSs shall be delivered to the Purchase Option holders.

The new common shares of the Company will represent 22.5% of its capital stock and votes after the issuance is perfected. Therefore, the Company capital stock shall be comprised of a total of 1,695,859,459 book entry shares, with a nominal value of AR$1 and one vote per share. The capital increase, as well as the public offering and listing of the shares to be issued in the above mentioned international offering, have been duly authorized by the Argentine National Exchange Commission and the Buenos Aires Stock Market, respectively.

Kind regards,

María Agustina Montes

Investor Relations Representative